EXHIBIT 99.3.2

PRO FORMA VALUATION REPORT
MUTUAL HOLDING COMPANY
STOCK OFFERING

WAUWATOSA SAVINGS BANK
Wauwatosa, Wisconsin

Dated As Of:
July 22, 2005

Prepared By:

RP® Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

July 22, 2005
Board of Directors
Wauwatosa Savings Bank
West Plank Road
Wauwatosa, Wisconsin 53226
Members of the Board of Directors:
     We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock that has been offered in connection with the mutual-to-stock conversion transaction described below.
     This updated appraisal is furnished pursuant to the conversion regulations promulgated by the promulgated by the Wisconsin Department of Financial Institutions (the “Department”), the Federal Deposit Insurance Corporation (“FDIC”) and the Federal Reserve Board (“FRB”). This updated appraisal has been prepared in accordance with the written valuation guidelines promulgated by the Office of Thrift Supervision (“OTS”). Specifically, this updated appraisal has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” as set forth by the OTS, and applicable regulatory interpretations thereof. Such valuation guidelines are relied upon by the previously referenced agencies in evaluating conversion appraisals in the absence of such specific written valuation guidelines separately issued by the respective agencies. Our original appraisal report, dated May 20, 2005 (the “original appraisal”) is incorporated herein by reference. As in the preparation of our original appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.
     The Board of Directors of Wauwatosa Savings Bank (“Wauwatosa Savings” or the “Bank”) has adopted a plan of reorganization pursuant to which Wauwatosa Savings will reorganize into a mutual holding company structure. As part of the reorganization, Wauwatosa Savings will become a wholly-owned subsidiary of Wauwatosa Holdings, Inc. (“Wauwatosa Holdings” or the “Company”), a Wisconsin corporation, and Wauwatosa Holdings will issue a majority of its common stock to Lamplighter Financial, MHC (the “MHC”) a Wisconsin-chartered mutual holding company, and sell a minority of its common stock to the public. It is anticipated that the public shares will be offered in a subscription offering to the Bank’s Eligible Account Holders, Tax-Qualified Employee Plans including the employee stock ownership plan (the “ESOP”), Supplemental Eligible Account Holders, Other Members and Directors, Officers and Employees, as such terms are defined for purposes of applicable federal regulatory requirements governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering. In addition, the reorganization provides for a

RP® Financial, LC.
Board of Directors
July 22, 2005

stock contribution to be made to the Waukesha County Community Foundation (the “Foundation”), which is a donor advised fund that the Bank is currently a participant in.
The Foundation will be funded with stock equal to 5.5% of the stock sold in the public offering. The total shares offered for sale to the public and issued to the Foundation will constitute a minority of the Company’s stock (49.0% or less).
     The aggregate amount of stock sold by the Company cannot exceed the appraised value of the Bank. Immediately following the offering, the primary assets of the Company will be the capital stock of the Bank and the net offering proceeds remaining after contributing proceeds to the Bank in exchange for 100% of the capital stock of the Bank. The Company will contribute at least 50% of the net offering proceeds in exchange for the Bank’s capital stock. The remaining net offering proceeds, retained at the Company, will be used to fund a loan to the ESOP and as general working capital.
     This updated appraisal reviews stock market conditions since the date of the original appraisal, including stock market conditions for recent mutual holding company offerings.
     The estimated pro forma market value is defined as the price at which the Company’s common stock, immediately upon completion of the public stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.
     Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.
Discussion of Relevant Considerations
          1. Stock Market Conditions
          Since the date of the original appraisal, the performance of the overall stock market has been mixed. The broader stock market generally moved higher in late-May 2005, as oil prices dropped and the economy showed signs of sustaining growth with low inflation following an upward revision in GDP growth for the first quarter while an accompanying inflation measure remained unrevised. The positive trend in the broader stock market was sustained through the first half of June, fueled by economic data which showed steady growth

RP® Financial, LC.
Board of Directors
July 22, 2005

and mild inflation. After moving to a three month high in mid-June, stocks declined at the end of the second quarter on continued worries over oil prices, slowing economic growth and the Federal Reserve’s plans for raising interest rates further. The broader stock market rebounded at the start of the third quarter, as investors reacted favorably to falling oil prices and job growth reflected in the June employment data. Favorable inflation data for June and some positive third quarter earnings reports sustained the rally into the latter part of July. On July 22, 2005, the Dow Jones Industrial Average closed at 10651.18 or 1.7% higher since the date of the original appraisal and the NASDAQ closed at 2179.74 or 6.5% higher since the date of the original appraisal.
          Stock market activity for thrift issues has also been mixed since the date of the original appraisal. Tame inflation data in the revised first quarter GDP report provided a boost to thrift stocks in late-May 2005. A weak employment report for May 2005 and concerns of an inverted yield curve provided for a mild pull back in thrift issues in early-June. Thrift stocks strengthened in mid-June, supported by a decline in the May consumer price index which served to calm inflation fears. Stocks in general also moved higher in mid-June on news that consumer confidence was up in June, reflecting the impact of a decline in the national unemployment rate and lower gasoline prices. Thrift stocks traded in a narrow range at the end of the second quarter, outperforming the broader market as acquisition activity in the financial services sector largely offset factors that were negatively impacting stocks in general such as higher oil prices. Strength in the broader stock market and some positive second quarter earnings reports in the thrift sector supported a positive trend in thrift stocks through the first three weeks of July. On July 22, 2005, the SNL Index for all publicly-traded thrifts closed at 1,651.6, an increase of 6.1% since the date of the original appraisal. The SNL MHC Index closed at 3,009.6 on July 22, 2005, an increase of 9.2% since the date of the original appraisal.
          Similar to the performance of the SNL Index for all publicly-traded thrifts, the updated pricing measures for the Peer Group and all publicly-traded thrifts increased since the date of the original appraisal. The comparatively higher increase reflected for the change in the Peer Group’s P/E multiple on a reported earnings basis was mostly attributable to one of the Peer Group companies going from a not meaningful (“NM”) P/E multiple in the original appraisal to a 37.90 times P/E multiple as of the date of this update. The Peer Group’s updated fully-converted pricing measures continued to reflect higher P/E multiples and lower P/B ratios than indicated for the comparable averages for all publicly-traded thrifts. Since the date of the original appraisal, eight out of the ten Peer Group companies were trading at higher prices as of July 22, 2005. A comparative pricing analysis of all publicly-traded thrifts, the Peer Group and recent conversions is shown in the following table, based on market prices as of May 20, 2005 and July 22, 2005. The Peer Group’s pricing measures reflect implied pricing ratios on a fully-converted basis.

RP® Financial, LC.
Board of Directors
July 22, 2005

Average Pricing Characteristics

	At May 20,		At July 22,		%
	2005		2005		Change
Peer Group(1)
Price/Earnings (x)	26.70	x	29.32	x	9.8%
Price/Core Earnings (x)	30.39		31.05		2.2
Price/Book (%)	93.36%		94.80%		1.5
Price/Tangible Book(%)	96.47		98.03		1.6
Price/Assets (%)	24.22		24.64		1.7
Market Value	$184.63		$193.07		4.6

All Publicly-Traded Thrifts
Price/Earnings (x)	19.48	x	19.65	x	0.9%
Price/Core Earnings (x)	20.43		20.60		0.8
Price/Book (%)	151.63%		157.21%		3.7
Price/Tangible Book(%)	169.51		172.27		1.6
Price/Assets (%)	16.54		17.37		5.0
Market Value	$379.13		$431.13		13.7

Recent Conversions(2)
Price/Core Earnings (x)	36.47	x	28.05	x	(23.1)%
Price/Tangible Book (%)	106.73%		122.47%		14.7%

(1)	Pricing ratios for the Peer Group are on a fully converted basis.

(2)	Ratios are based on conversions completed for prior three months.
          As set forth in the original appraisal, the “new issue” market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.
          As shown in Table 1, one standard conversion, one second-step conversion and six mutual holding company offerings were completed during the past three months. The mutual holding company offerings are considered to be more relevant for purposes of our analysis. In

RP® Financial, LC.
Board of Directors
July 22, 2005

the current market for recent MHC offerings, there has been a notable difference in investor interest between relatively large offerings with an active trading market and relatively small offerings with limited trading activity. In general, larger offerings have experienced stronger interest in their offerings and have outperformed the smaller offerings in post-conversion trading activity. For example, Ottawa Savings Bancorp of Illinois completed a $10.0 million offering in mid-July 2005 at slightly above the minimum of the valuation range and was trading 2.5% above its IPO price at July 22, 2005. Comparatively, United Financial Bancorp of Massachusetts completed a $76.7 million offering in mid-July at the top of the super range and was trading 18.5% above its IPO price on July 22, 2005. On a fully-converted basis, the average closing pro forma price/tangible book ratio of the recent MHC offerings equaled 80.0%. On average, the six recent MHC offerings reflected price appreciation of 8.6% after the first week of trading.
     Shown in Table 2 are the current pricing ratios for the two companies that have completed fully-converted offerings during the past three months and are traded on NASDAQ or an Exchange. One of the offerings was a second-step conversion (Hudson City Bancorp), thereby placing an upward bias on the P/TB ratio. The current average P/TB ratio of the publicly-traded recent conversions equaled 122.47% compared to 106.73% at May 20, 2005.
Summary of Adjustments
          In the original appraisal, we made the following adjustments to Wauwatosa Savings’ pro forma value based upon our comparative analysis to the Peer Group:

Previous Valuation
Key Valuation Parameters:	Adjustment
Financial Condition	Slight Downward
Profitability, Growth and Viability of Earnings	Slight Upward
Asset Growth	Slight Upward
Primary Market Area	Slight Downward
Dividends	Slight Downward
Liquidity of the Shares	No Adjustment
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment
          With the exception of marketing of the issue, there were no developments that led to a reconsideration of the valuation parameters since the date of the original appraisal. Accordingly, the only valuation parameter reconsidered herein was the marketing of the issue.
          The general market for thrift stocks was higher compared to the date of the original appraisal, as indicated by the increases recorded in the SNL Index for all publicly-traded

RP® Financial, LC.
Board of Directors
July 22, 2005

thrifts and the SNL MHC Index for all publicly-traded MHCs. The pricing measures for the Peer Group and all publicly-traded increased as well from the date of the original appraisal. Recent thrift offerings have generally been well received, particularly the larger offerings with relatively liquid and efficient trading markets. Accordingly, taking into account the market performance of all-publicly traded thrifts, the Peer Group and recently completed thrift offerings since the date of the original appraisal, the adjustment for marketing of the issue was revised from no adjustment to a slight upward valuation adjustment.
          Overall, taking into account the foregoing factors, we believe that an increase in the Bank’s estimated pro market value as set forth in the original appraisal is appropriate.
Basis of Valuation. Fully-Converted Pricing Ratios
     Consistent with the original appraisal, to calculate the fully-converted pricing information for MHCs, the reported financial information for the Peer Group companies has been adjusted as follows: (1) all shares owned by the MHC are assumed to be sold at the current trading price in a second-step conversion; (2) the gross proceeds from such a sale are adjusted to reflect reasonable offering expenses and standard stock based benefit plan parameters that would be factored into a second-step conversion of MHC institutions; (3) net proceeds are assumed to be reinvested at market rates on an after-tax basis; and (4) the public ownership interest is adjusted to reflect the pro forma impact of the waived dividends pursuant to applicable regulatory policy. Book value per share and earnings per share figures for the Peer Group companies are adjusted by the impact of the assumed second-step conversion, resulting in an estimation of book value per share and earnings per share figures on a fully-converted basis. Table 3 on the following page shows the calculation of per share financial data (fully-converted basis) for each of the public MHC institutions that form the Peer Group.
Valuation Approaches
     In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Wauwatosa Savings’ to-be-issued stock — price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches — all performed on a pro forma basis including the effects of the conversion proceeds.
     In computing the pro forma impact of the conversion and the related pricing ratios, the valuation parameters utilized in the original appraisal did not change in this update, except offering expenses for the MHC offering were revised to reflect the increase in commission expense resulting from the higher offering amounts throughout the valuation range.
     Consistent with the original appraisal, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E

RP® Financial, LC.
Board of Directors
July 22, 2005

approach, the P/B approach and the P/A approach. Also consistent with the original appraisal, this updated appraisal incorporates a “technical” analysis of recently completed conversion and MHC offerings, including principally the P/B approach which (as discussed in the original appraisal) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.
     The Bank will adopt Statement of Position (“SOP” 93-6) which will cause earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Bank’s shareholders. However, we have considered the impact of the Bank’s adoption of SOP 93-6 in the determination of pro forma market value.
     Based on the foregoing, we have concluded that an increase in Wauwatosa Savings’ value is appropriate. Therefore, as of July 22, 2005, the forma market value of Wauwatosa Savings’ full conversion offering, taking into account the dilutive impact of the stock contribution to the Foundation, equaled $255,000,000 at the midpoint, equal to 25,500,000 shares at $10.00 per share.
     1. P/E Approach. In applying the P/E approach, RP Financial’s valuation conclusions considered both reported earnings and a recurring or “core” earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the estimated after tax-earnings benefit from reinvestment of net stock proceeds. The Bank’s reported earnings equaled $9.202 million for the twelve months ended March 31, 2005. In deriving Wauwatosa Savings’ core earnings, the adjustments made to reported earnings were to eliminate net gains on the sale of investments and other assets, which equaled $60,000 and $485,000, respectively, and to eliminate the one-time tax expense adjustment of $1.838 million. As shown below, on a tax effected basis, assuming an effective marginal tax rate of 36.5% for the gains on sale investments and other assets, the Bank’s core earnings were determined to equal $10.694 million for the twelve months ended March 31, 2005. (Note: see Exhibit 2 for the adjustments applied to the Peer Group’s earnings in the calculation of core earnings).

Amount
($000)

Net income	$9,202
Less: Gain on sale of land(1)	(308)
Less: Gain on sale of investments(1)	(38)
Add back: One time tax expense	1,838

Core earnings estimate	$10,694

(1)	Tax effected at 36.5%.

RP® Financial, LC.
Board of Directors
July 22, 2005

          Based on Wauwatosa Savings’ reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Bank’s reported and core P/E multiples (fully-converted basis) at the updated midpoint value of $255.0 million equaled 27.48 times and 23.68 times, respectively. The Bank’s updated reported and core P/E multiples provided for discounts of 6.3% and 23.7% relative to the Peer Group’s average reported and core P/E multiples of 29.32 times and 31.05 times, respectively (versus discounts of 7.1% and 29.7% relative to the Peer Group’s average reported and core P/E multiples as indicated in the original appraisal). At the new super range value of $337.2 million, the Bank’s reported and core P/E multiples equaled 36.25 times and 31.24 times, respectively. In comparison to the Peer Group’s average reported and core P/E multiples, the Bank’s P/E multiples at the top of the super range reflected premiums of 23.6% and 0.6% on a reported and core earnings basis, respectively. The Bank’s implied conversion pricing ratios relative to the Peer Group’s pricing ratios are indicated in Table 4, and the pro forma calculations are detailed in Exhibits 3 and 4.
          On an MHC reported basis, the Bank’s reported and core P/E multiples at the updated midpoint value of $255.0 million equaled 27.69 times and 23.83 times, respectively. The Bank’s updated reported and core P/E multiples provided for a premium of 4.5% and a discount of 1.8% relative to the Peer Group’s average reported and core P/E multiples of 26.51 times and 24.26 times, respectively (versus discounts of 21.9% and 34.8% relative to the Peer Group’s average reported and core P/E multiples as indicated in the original appraisal). The Bank’s implied MHC pricing ratios relative to the MHC pricing ratios for the Peer Group are indicated in Table 5, and the pro forma calculations are detailed in Exhibits 5 and 6.
     2. P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, with the greater determinant of long term value being earnings. In applying the P/B approach, we considered both reported book value and tangible book value. Based on the $255.0 million updated midpoint value, the Bank’s P/B and P/TB ratios (fully-converted basis) both equaled 74.74%. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 94.80% and 98.03%, respectively, Wauwatosa Savings’ updated ratios were discounted by 21.2% and 23.8% (versus discounts of 23.1% and 25.6% from the Peer Group’s P/B and P/TB ratios as indicated in the original appraisal). At the new super range value of $337.2 million, the Bank’s P/B and P/TB ratios both equaled 82.40%. In comparison to the Peer Group’s average P/B and P/TB ratios, the Bank’s P/B and P/TB ratios at the top of the super range reflected discounts of 13.1% and 15.9%, respectively.
          On an MHC reported basis, the Bank’s P/B and P/TB ratios at the $255.0 million updated midpoint value both equaled 130.04%. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 198.79% and 212.43%, respectively, Wauwatosa Savings’ updated ratios were discounted by 34.6% on a P/B basis and 38.8% on a P/TB basis (versus discounts of 37.4% and 41.5% from the Peer Group’s P/B and P/TB ratios as indicated in the original appraisal).

RP® Financial, LC.
Board of Directors
July 22, 2005

          In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of recent mutual holding company offerings. As indicated in the original appraisal, the pricing characteristics of recent mutual holding company offerings are not the primary determinate of value. Consistent with the original appraisal, particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals). The six recently completed MHC offerings had an average pro forma price/tangible book ratio of 80.0% (fully-converted basis) and, on average, appreciated 8.6% during the first week of trading. In comparison, the Bank’s P/TB ratio of 74.7% at the updated midpoint value reflects an implied discount of 6.6% relative to the average pro forma P/TB ratio of the recent MHC offerings. At the new super range, the Bank’s P/TB ratio of 82.4% reflects an implied premium of 3.0% relative to the average pro forma P/TB ratio of the recent MHC offerings. The average fully-converted current P/TB ratio of the four recent MHC offerings that are traded on NASDAQ equaled 92.8%, based on closing market prices as of July 22, 2005. In comparison to the current P/TB ratio of the publicly-traded MHC offerings, the Bank’s P/TB ratio at the updated midpoint value reflects an implied discount of 19.5% and at the top of the new super range the discount narrowed to 11.2%.
     3. P/A Approach. P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value. Investors place significantly greater weight on book value and earnings — which have received greater weight in our valuation analysis. At the $255.0 million updated midpoint value, Wauwatosa Savings’ full conversion pro forma P/A ratio equaled 16.39%. In comparison to the Peer Group’s average P/A ratio (fully-converted basis) of 24.64%, Wauwatosa Savings’ P/A ratio indicated a discount of 33.5% (versus a discount of 38.2% at the midpoint valuation in the original appraisal). At the new super range value of $255.0 million, the Bank’s P/A ratio of 20.77% reflected an implied discount of 15.7% relative to the Peer Group’s average P/A ratio.
          On an MHC reported basis, Wauwatosa Savings’ pro forma P/A ratio at the $255.0 million updated midpoint value equaled 18.08%. In comparison to the Peer Group’s average P/A ratio of 29.44%, Wauwatosa Savings’ P/A ratio indicated a discount of 38.6% (versus a discount of 42.9% at the midpoint valuation in the original appraisal).
Valuation Conclusion
          Our analysis indicates that the Bank’s estimated pro forma market value should be increased from the midpoint value as set forth in the original appraisal. Accordingly, it is our opinion that, as of July 22, 2005, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, both shares issued publicly as well as to the MHC, equaled $255,000,000 at the midpoint, equal to 25,500,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $216.8 million and a maximum value of $293.3 million. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding

RP® Financial, LC.
Board of Directors
July 22, 2005

of 21,675,000 at the minimum and 29,325,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a super maximum value of $337.2 million without a resolicitation. Based on the $10.00 per share offering price, the super maximum value would result in total shares outstanding of 33,723,750. The Board of Directors has established a public offering range such that the public ownership of the Bank will constitute a 30.0% ownership interest prior to the issuance of shares to the Foundation. Accordingly, the offering to the public of the minority stock will equal $65.0 million at the minimum, $76.5 million at the midpoint, $88.0 million at the maximum and $101.2 million at the super maximum of the valuation range. Based on the public offering range and inclusive of the shares issued to the Foundation, equal to 5.5% of the offering shares, the public ownership of shares will represent 31.65% of the shares issued throughout the valuation range. The pro forma valuation calculations relative to the Peer Group (fully-converted basis) are shown in Table 4 and are detailed in Exhibit 3 and Exhibit 4; the pro forma valuation calculations relative to the Peer Group based on reported financials are shown in Table 5 and are detailed in Exhibits 5 and 6.
Respectfully submitted,
RP FINANCIAL, LC.
William E. Pommerening
Chief Executive Officer and
 Managing Director
Gregory E. Dunn
Senior Vice President